================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM 11-K

                         ------------------------------

[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

                  For the fiscal year ending December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
    THE SECURITIES EXCHANGE ACT OF 1934


             For the transition period from __________ to _________

                        Commission File Number 333-66626

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       INTERDIGITAL COMMUNICATIONS CORPORATION SAVINGS AND PROTECTION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     INTERDIGITAL COMMUNICATIONS CORPORATION
           781 Third Avenue, King of Prussia, Pennsylvania 19406-1409


================================================================================

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                           ----------------------------


                                TABLE OF CONTENTS
                                ------------------
                                                                                            Page Number

                                                                                            -----------
Reports of Independent Registered Public Accounting Firms                                       3 -4

Basic Financial Information:

     Statements of Net Assets Available for Benefits as of
     December 31, 2003 and 2002                                                                   5

     Statements  of Changes in Net Assets  Available  for Benefits for the Years
     Ended December 31, 2003 and 2002                                                             6

     Notes to Financial Statements                                                              7 -13

Additional Information:

     Schedule 1 - Schedule of Assets (Held at End of Year)                                       14

     Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature                                                                                        15

Exhibit 23.1 Consent of Grant Thornton LLP                                                       17

Exhibit 23.2 Consent of PricewaterhouseCoopers LLP                                               18


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Plan Administrator
InterDigital Communications Corporation Savings and Protection Plan

         We have audited the accompanying statement of net assets available for benefits of the InterDigital Communications Corporation Savings and Protection Plan as of December 31, 2003, the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management.

         We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

         Our audit was made for the purpose of forming an opinion on the 2003 basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the 2003 basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2003 basic financial statements taken as a whole.

/s/ Grant Thornton LLP
---------------------------

Philadelphia, Pennsylvania
July 8, 2004

             Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the InterDigital Communications Corporation Savings and Protection Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of InterDigital Communications Corporation Savings and Protection Plan (the "Plan") at December 31, 2002 and for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. This supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 11, 2003

InterDigital Communications Corporation
Savings and Protection Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002
-------------------------------------------------------------------------------


                                                                                   2003                2002
                                                                               ------------        ------------
Assets


Cash                                                                        *  $ 13,948,408        $          -
Investments, at fair value
     Investments in pooled separate accounts (PSA's)
         Guaranteed interest account                                                      -             488,449
         Money market separate account                                                    -    *        895,402
         Bond & mortgage separate account                                                 -    *        818,162
         Government securities separate account                                           -    *        785,076
         Bond emphasis balanced separate account                                          -             330,791
         Large cap stock index separate account                                           -    *      2,239,122
         Medium company value separate account                                            -             536,567
         Large company blend separate account                                             -    *        710,618
         Real estate separate account                                                     -             323,122
         Stock emphasis balanced separate account                                         -             278,489
         Medium company blend separate account                                            -    *        780,454
         Small company blend separate account                                             -    *        870,830
         International stock separate account                                             -             381,850
         Principal Financial Group income stock separate account                          -             311,039

     Registered investment companies
         Vanguard Growth & Income Fund                                                    -             186,079
         INVESCO Small Company Growth Fund                                                -              49,261
         Janus Aspen Aggregate Growth Fund                                                -             111,033
         Strong Opportunity Fund                                                          -             157,411
         Strong Growth Fund                                                               -              95,477
         T. Rowe Price Science & Technology Fund                                          -             117,539
         Putnam International Growth Fund                                                 -             179,894
                                                                               ------------        ------------
                                                                                 13,948,408          10,646,665

     InterDigital Stock Fund                                                *     1,787,194    *        812,571
     Participant Loans                                                               76,670              69,537
                                                                               ------------        ------------
Net assets available for benefits                                              $ 15,812,272        $ 11,528,773
                                                                               ============        ============



* Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

InterDigital Communications Corporation
Savings and Protection Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002
-------------------------------------------------------------------------------

                                                                                 2003            2002
                                                                             ------------    ------------
ADDITIONS
Investment income (loss)
              Interest and dividend income, investments                      $     10,102    $     37,104
              Net appreciation (depreciation) in fair value of investments      2,973,075      (1,169,716)
                                                                             ------------    ------------
                                                                                2,983,177      (1,132,612)
Contributions
              Employer                                                            805,882         731,660
              Participant                                                       2,304,553       2,157,748
                                                                             ------------    ------------
                                                                                3,110,435       2,889,408

Asset transfers in                                                                 36,876         123,381
                                                                             ------------    ------------
              Total Additions                                                   6,130,488       1,880,177

DEDUCTIONS
Payment of benefits                                                             1,801,851         516,378
Other deductions                                                                   45,138          25,442
                                                                             ------------    ------------
              Total Deductions                                                  1,846,989         541,820
                                                                             ------------    ------------
Net increase                                                                    4,283,499       1,338,357

Net assets available for plan benefits
              Beginning of year                                                11,528,773      10,190,416
                                                                             ------------    ------------
              End of year                                                    $ 15,812,272    $ 11,528,773
                                                                             ============    ============

                                       6

The accompanying notes are an integral part of these financial statements.

NOTE 1--DESCRIPTION OF PLAN

The following description of the InterDigital Communications Corporation Savings and Protection Plan, (the "Plan"), is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution 401(k) plan for employees of InterDigital Communications Corporation and its participating subsidiaries (the "Company") over the age of 18 and who have completed one month of service. The Plan was established effective February 1, 1985 and restated January 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Reliance Trust Company is the trustee of the Plan.

CONTRIBUTIONS

All participant contributions are made on a before-tax basis. Each participant may invest from 1 percent to 15 percent of annual compensation as a basic contribution. The total of the basic and supplemental contributions cannot exceed IRS limitations for each plan year. For the 2003 and 2002 plan years, the total IRS limit was $12,000 and $11,000, respectively. If a participant's annual contributions exceed the dollar limitation set by the IRS, thereby requiring a distribution of such excess contributions, the participant will forfeit any employer matching contributions related to the distribution amount. Amounts forfeited will be used to reduce future employer contributions.

The Company may, at its sole discretion, contribute to the Plan through matching contributions and/or discretionary contributions. Beginning July 2001, the Company matches 50 percent of each participant's contribution, up to a maximum of 6 percent of the employees pretax annual basic compensation, as defined. 50 percent of the Company match consists of cash and the other 50 percent is paid in the form of the Company's Common Stock. Discretionary contributions are lump-sum payments made to the Plan as determined from time to time by the Board of Directors of the Company. The Company did not make any discretionary contributions in 2003 and 2002.

The law limits the amount of pay that may be used to determine contributions. The limit was $200,000 in each of 2003 and 2002. The law also limits the amount of all contributions that can be made for or by a participant to the Plan in a given year. The limit is the lesser of 100 percent of pay or $40,000 for each of 2003 and 2002. Employee rollover contributions from other qualified retirement plans are permitted; such contributions are subject to the conditions and procedures set forth in the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with that participant's contributions and allocations of the Company's matching and discretionary contributions and Plan earnings and losses. Allocations of discretionary contributions are based on a participant's annual compensation relative to the total compensation of all other participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Terminating participants forfeit unvested Company contributions. Forfeitures are used to pay Plan expenses or reduce employer contributions.

VESTING

Participants are immediately vested in their salary deferral and rollover contributions. Vesting in Company contributions is based on length of service. Participants vest 33-1/3 percent on each of their first three anniversaries of employment.

PARTICIPANT LOANS

Any participant who is an active employee may apply for a secured loan provided the request does not exceed the lesser of 50 percent of their vested account balance or $50,000. The minimum loan amount is $1,000. Only one loan per participant may be made every 365 days and all loans are subject to approval by the Plan Administrator. Loan terms are limited to five years. Upon termination of employment the outstanding principal and interest balance is immediately payable. Interest rates are determined by the loan administrator in accordance with prevailing market rates on similar types of loans, ranging between 4.00 percent and 11.00 percent at December 31, 2003. Interest paid by the participant is credited to the participant's account. If a participant's balance remains unpaid for more than 90 days after it is due, the loan will be in default on the outstanding loan amount and the participant's vested account will be reduced by the amount of the unpaid principal and interest. The unpaid amount is treated as a taxable withdrawal and is subject to federal income taxes.

When a participant receives a distribution from the Plan, any outstanding principal plus accrued interest will be deducted from the amount of the distribution. A participant may then either default on the loan or make arrangements to continue loan repayments beyond when they become entitled to a distribution as long as their remaining interest in the Plan exceeds their outstanding loan balance.

PAYMENT OF BENEFITS

If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant's beneficiary is entitled to the vested amount of their account as valued on the applicable valuation date. In the event of a participant's death, distribution of their account will be made as soon as administratively practicable upon the receipt of appropriate documentation from their designated beneficiary. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions from a participant's account are typically made, subject to certain limitations, using a single installment or deferred payment.

PLAN TERMINATION

The Company may amend or suspend the Plan and may terminate the Plan at any time subject to the provisions of ERISA; although there is no present intent to do so. However, no such action may cause the Plan's assets to be used for purposes other than the exclusive benefit of the participants and their beneficiaries. If the Plan is terminated, all such participant's accounts shall become fully vested and all accounts of participants shall be distributed as soon as administratively possible.

INVESTMENT OPTIONS

All investments are participant directed except for 50 percent of the match contribution, which by the terms of the Plan, is directed by the Company to the InterDigital Stock Fund. Participants may change the investment of their Plan account at any time except for that portion of a participant's Plan account that is attributable to the Company's matching contribution(s) made after June 2001. During the plan years ending December 31, 2003 and 2002, participants were able to allocate their contributions, in 1 percent increments, among the following investment options:

POOLED SEPARATE ACCOUNTS:

Guaranteed Interest Account

 This account invests in private-market bonds, commercial mortgages and mortgage backed securities. Contributions placed in this account earn a guaranteed rate of interest for either two or five year periods.

Money Market Account

This account invests in high-quality commercial paper. The average maturity is less than one month.

Bond & Mortgage Account

This account invests in issuances of five-to-ten year bonds and commercial mortgages to companies located in various geographic regions.

Government Securities Account

This account invests in various types of government securities including GNMA, FNMA, FHLMC, SLMA.

Bond Emphasis Balanced Account

This account invests in other accounts of The Principal Life Insurance Company ("Principal"). The account usually invests from 50-100 percent of its assets in conservative and moderate investment accounts, as defined, and 0-50 percent in aggressive investment accounts, as defined.

Large Cap Stock Index Account

This account primarily invests in common stocks of those companies listed in the S&P 500 Stock Index.

Medium Company Value Account

This account invests in medium-sized companies whose stock prices are perceived to be low, relative to the companies' assets, profits, and other measures.

Large Company Blend Account

This account invests in stocks of larger companies whose earnings and dividends are expected to be above average.

Real Estate Account

This account invests in developed rental properties including warehouses, office buildings, and retail properties. The properties are diversified by geographic location and type.

Stock Emphasis Balanced Account

This account invests in other accounts of Principal. The account usually invests from 50-100 percent of its assets in dynamic and aggressive investment accounts, as defined, and 0-50 percent in conservative investment accounts, as defined.

Medium Company Blend Account

This account invests in medium-sized stocks that offer a combination of value and earnings potential.
                                       9

Small Company Blend Account

This account invests in smaller established companies with above average long-term growth potential.

International Stock Account

This account invests in common stocks of companies located outside the United States. Industries are selected by evaluating the economic, social and political factors of each market. Most investments are in Western Europe and Asia.

Principal Financial Group Income Stock Account

This account invests in stock of The Principal Financial Group, Inc. The value of its investment changes based on changes in the market value of the stock and expenses.

REGISTERED INVESTMENT COMPANIES:

Vanguard Growth & Income Fund

This fund seeks a total annual return greater than that of the S&P 500 Index. At least 65 percent (and more typically 90 percent) of the fund's assets are invested in securities included in the S&P 500 Index.

 INVESCO Small Company Growth Fund

This fund seeks to invest in smaller, established companies with above average long-term growth potential.

Janus Aspen Aggregate Growth Fund

This fund seeks long-term capital growth. The fund typically invests at least 50 percent of its assets in securities issued by medium-sized companies whose market capitalizations fall within the range of the companies in the S&P MidCap 500 index.

Strong Growth Fund

This fund seeks capital appreciation. The fund normally invests at least 65 percent of its assets in equity securities and may invest in companies of any size.

Strong Opportunity Fund

This fund seeks capital appreciation. The fund normally invests at least 70 percent of its assets in equities, including common stocks, convertible debentures, preferred stocks, convertible preferred stocks, and warrants. It may invest up to 30 percent of its assets in nonconvertible, corporate and government intermediate to long-term debt securities that management believes have capital-appreciation potential.

T. Rowe Price Science and Technology Fund

This fund seeks long-term growth of capital. The fund normally invests at least 65 percent of assets in companies, both foreign and domestic, that seek to develop or use scientific and technological advances.

Putnam International Growth Fund

This fund seeks capital appreciation. The fund invests mainly in common stocks of companies outside the United States. The fund normally invests at least 65 percent of its assets in equity securities of companies located outside of the United States.

COMPANY STOCK:

InterDigital Stock Fund

This  fund   invests  in  the  Common  Stock  of   InterDigital   Communications
Corporation.

PLAN AMENDMENTS

In June 2001, the Company's Compensation & Stock Option Committee authorized an amendment to the Plan to include increasing the Company's matching contribution from 25 percent to 50 percent of the first 6 percent of a participant's annual compensation that a participant contributes to the Plan, (paying the additional 25 percent matching contribution in the Company's Common Stock), adding the Company's Common Stock to the selection of investments under the Plan, permitting an additional discretionary year-end matching contribution and, effective for employees hired on or after January 1, 2002, extending the vesting period of the Company's matching contributions to 36 months from the commencement of employment. The prior vesting policy permitted immediate vesting of 33 percent upon commencement of employment and vesting of 67 percent and 100 percent on the first and second anniversaries of commencement of employment, respectively. Under the current vesting policy, participants vest 33-1/3 percent on each of their first three anniversaries of employment.

In August 2001, 400,000 shares of the Company's authorized but unissued Common Stock were reserved for issuance to the account of participants in the Plan as matching contributions. An agreement was entered into between the Company, on behalf of the Plan, and Web401(k).com and Fidelity Investments to serve as third party administrator and custodian, respectively, of the InterDigital Stock Fund.

NOTE 2--SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements:

BASIS OF ACCOUNTING

Accounting records are maintained by the custodian on the cash basis of accounting. The financial statements of the Plan reflect all material adjustments to place the financial statements on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in pooled separate accounts are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The InterDigital Stock Fund and The Principal Financial Group, Inc. Stock Account are valued at their year-end unit closing price (comprised of common stock market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

PAYMENT OF BENEFITS
Benefits are recorded when paid.

FORFEITED ACCOUNTS

At December 31, 2003, forfeited non-vested accounts totaled $7,820. These forfeited accounts were fully utilized to reduce future employer matching contributions with respect to 2003.

NOTE 3--INVESTMENT CONTRACT WITH INSURANCE COMPANIES

The Guaranteed Interest Account (the "Account") provides a guaranteed interest rate for a two year and five year period. The rate credited to the Account is the rate in effect on the day each deposit is directed to the Account. To simplify reporting to Plan participants, all rates credited during each twelve-month period are averaged into a single composite rate.

The guarantees made with regard to the Account are supported by the general account of The Principal Financial Group, Inc. The general account is invested mostly in private placement bonds, commercial mortgages, and residential mortgages. The Account promises contract value for a benefit event, however, there is a market adjustment when funds are withdrawn prior to their maturity. Thus, the Account is not considered benefit responsive.

NOTE 4--INVESTMENTS

During 2003 and 2002, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

                                      2003          2002
                                  -----------    -----------
Pooled Separate

Accounts                          $ 2,097,576    $(1,109,151)

Registered Investment Companies       440,719       (311,554)

Company Stock                         434,780        250,989
                                  -----------    -----------

                                  $ 2,973,075    $(1,169,716)
                                  ===========    ===========


NOTE 5--NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the components of and significant changes in net assets relating to the Plan's nonparticipant-directed investments are as follows:



                                                    2003          2002
                                                ------------   ----------
Net Assets:

  InterDigital Stock Fund                         $1,787,194   $  812,571

Changes in Net Assets:

  Contributions                                      560,846      411,230

  Net Appreciation in Fair Value of Investments      434,780      250,989

  Administrative Expenses                             (1,389)      (5,125)

  Distributions                                      (19,614)           -

NOTE 6--RELATED PARTY TRANSACTIONS

The Plan invests in shares of the Company's Common Stock through the InterDigital Stock Fund and in Pooled Separate Account and Guaranteed Interest Account investments with The Principal Financial Group, Inc. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

NOTE 7--PLAN EXPENSES

All costs and expenses incurred in the administration of the Plan (i.e., trustee and recordkeeper fees) are currently paid by the Company.


NOTE 8--TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 8, 2002 that the Plan satisfies the qualification requirements under Internal Revenue Code ("IRC") Section 401(a) and that the trust maintained in connection with the Plan satisfies the requirements for exemption under Section 501(a) of the IRC. The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 9 - SUBSEQUENT EVENT

Effective January 1, 2004, the Plan appointed Diversified Investment Advisors ("Diversified") to replace Principal as the custodian and third party administrator for the majority of Plan Assets. Also effective January 1, 2004, Diversified replaced Web401k and Fidelity Investments as the third party administrator and custodian, respectively, of InterDigital Common Stock held by the Plan.

On December 31, 2003, Principal converted a portion of the Plan's holdings into cash in preparation for the transfer of funds to Diversified. In January, 2004, Principal transferred approximately $13.9 million cash to Diversified. Diversified invested these funds into investment options offered by Diversified, in accordance with the instructions of each participant. In January 2004, Principal and Fidelity (as custodians) also transferred InterDigital Common Stock with a total fair value of approximately $1.8 million, as of December 31, 2003, to Diversified.



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

InterDigital Communications Corporation
Savings and Protection Plan
Schedule of Assets (Held at End of Year)
December 31, 2003
--------------------------------------------------------------------------------

InterDigital Savings and Protection Plan - EIN 23-1882087

Attachment to Form 5500, Schedule H, Part IV, Line i:



IDENTITY OF ISSUE             INVESTMENT TYPE                     FAIR VALUE

Cash                          Cash                               $ 13,948,408
InterDigital Stock fund*      Company Stock Fund                    1,787,194 **
Participant Loans*            interest rate of 4.00% - 11.00%          76,670
                                                                 ------------
                                                                 $ 15,812,272
                                                                 ============
* transaction with party in interest
** cost basis is $1,115,863
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


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

                        INTERDIGITAL COMMUNICATIONS CORPORATION SAVINGS
                                    AND PROTECTION PLAN


                        By: InterDigital Communications Corporation, in its capacity as Plan Sponsor and
                               Plan Administrator

Date: July 13, 2004     By:     /s/ R.J. Fagan
                               -------------------------------------
                                    Richard J. Fagan
                                    Chief Financial Officer


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

                                  EXHIBIT INDEX

  Exhibit Number          Document
  --------------          --------

         23.1             Consent of Grant Thornton LLP
         23.2             Consent of PricewaterhouseCoopers LLP



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